UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ZiLOG, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
989524301

(CUSIP Number)
James R. Jones
IXYS Corporation
1590 Buckeye Drive
Milpitas, California 95035-7418
408-457-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 31, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	989524301	Page	2	of	10

1	NAME OF REPORTING PERSON IXYS Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		893,918

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		893,918

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

893,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D/A

CUSIP No.	989524301	Page	3	of	10

1	NAME OF REPORTING PERSON Nathan Zommer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		5,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,900

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D/A

CUSIP No.	989524301	Page	4	of	10
     This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed on March 6, 2008. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed Statement on Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety to read as follows:
     IXYS has acquired an aggregate of 1,121,918 Shares in open market transactions on the Nasdaq Stock Market for an aggregate purchase amount of $3,174,448.43 including commissions. IXYS has sold an aggregate of 228,000 Shares in open market transactions on the NASDAQ Stock Market for an aggregate sale amount, net of commissions of $874,703.26. IXYS obtained the funds for its purchases from its working capital.
     Mr. Zommer paid an aggregate of $15,624.85, including commissions, for his 5,900 Shares, which were purchased in open market transactions on the Nasdaq Stock Market. Mr. Zommer used his personal funds for his purchases.
Item 4. Purpose of the Transaction
     Item 4 is amended and restated in its entirety to read as follows:
     The Reporting Persons acquired the Shares in order to obtain an equity position in the Company. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein.
     The Reporting Persons may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional Shares, including in one or more transactions with the Company, in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise, and such transactions could result in IXYS beneficially owning a significantly larger portion of the equity in the Company, including possibly a majority or all of the ownership of the Company. The Reporting Persons may request representation on the Board of Directors of the Company. The Reporting Persons may propose such a transaction to the Company and may engage in conversations or negotiations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things: applicable legal requirements and restrictions; the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; on-going evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and, other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.

     On March 31, 2008, IXYS Corporation sent the letter attached hereto as Exhibit 2.
     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety to read as follows:
     IXYS beneficially owns an aggregate of 893,918 Shares. IXYS is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by IXYS represent approximately 5.3% of the outstanding Shares.
     Mr. Zommer beneficially owns an aggregate of 5,900 Shares. Mr. Zommer is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by Mr. Zommer represent approximately 0.0% of the outstanding Shares.
     Mr. Thorburn beneficially owns an aggregate of 23,332 Shares. Mr. Thorburn is the record owner of all of such Shares and has the sole power to vote and dispose of all such Shares. The Shares held of record by Mr. Thorburn represent approximately 0.1% of the outstanding Shares. Mr. Thorburn expressly disclaims any membership in a group with the Reporting Persons with respect to such Shares or any of the Shares held by such Reporting Persons.
     The percentage ownership of Shares in this Schedule 13D is calculated based on 16,887,506 shares outstanding as of February 11, 2008, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 12, 2008.
     Schedule 1 attached hereto, which is incorporated herein by reference, sets forth the information required by Item 5(c) with respect to any transactions with respect to Shares effected by the Reporting Persons and any other person named in this Item 5 from the date 60 days prior to March 6, 2008, the date of the filing of the Schedule 13D, to the current date.
     Except as described herein, none of the Reporting Persons or any other person named in this Item 5 has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 7. Material Exhibits to be Filed.
     Item 7 is amended by adding the following exhibit:
Exhibit 2 –Letter from Nathan Zommer dated March 31, 2008 addressed to Darin Billerbeck and the Board of Directors of ZiLOG, Inc.
[Signature Page Follows]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 1, 2008	IXYS Corporation, a Delaware corporation
	By:	/s/ Uzi Sasson
Uzi Sasson, Vice President

Dated: April 1, 2008	By:	/s/ Uzi Sasson
Uzi Sasson, attorney in fact for Nathan Zommer

SCHEDULE 1
IXYS Corporation

Purchase	Shares				Purchase
Date	Bought	Unit Price	Principal	Commission	Price
01/08/08	50,000	2.9134	145670	2,000.00	147,670.00
01/10/08	4,800	2.7052	12984.96	192.00	13,176.96
01/11/08	5,200	2.7271	14180.92	208.00	14,388.92
02/11/08	10,500	3.4084	35788.2	420.00	36,208.20
02/12/08	7,156	3.4314	24555.0984	286.24	24,841.34
02/13/08	5,500	3.400	18700	220.00	18,920.00
02/19/08	15,000	3.441	51619.5	600.00	52,219.50
02/22/08	5,400	3.410	18414	216.00	18,630.00
02/25/08	10,000	3.410	34097	400.00	34,497.00
02/26/08	7,200	3.40	24,480.00	288.00	24,768.00
03/11/08	16,900	3.4814	58,835.66	676.00	59,511.66
03/12/08	8,600	3.5347	30,398.42	344.00	30,742.42
03/20/08	18,400	3.4998	64,396.32	736.00	65,132.32
04/01/08	1,762	3.4983	6,164.00	70.48	6,234.48
TOTAL	166,418		540,284.08	6,656.72	546,940.80

Exhibit 2
IXYS Corporation
1590 Buckeye Drive
Milpitas, California 95035
March 31, 2008
Darin Billerbeck
Chief Executive Officer
Board of Directors
ZiLOG, Inc.
6800 Santa Teresa Blvd.
San Jose, CA 95119
Dear Darin and Directors:
As you know by now, IXYS Corporation (IXYS) had acquired at least 5% ownership of the outstanding common stock of ZiLOG, Inc. (ZiLOG) through open market purchases.
With similar geographic footprints in Silicon Valley and complementary product technologies, we believe our companies have a unique opportunity to cooperatively pursue strategic initiatives in the growing power management semiconductor industry.
Among our expectations for a mutually-beneficial working relationship are the following:
1.	Develop new synergistic applications with products, in existing and new markets.

IXYS has developed a comprehensive power semiconductor portfolio, offering worldwide a wide range of semiconductor components and subsystems that serve the industrial, telecommunications, consumer, medical, transportation and renewable energy markets. ZiLOG’s secure transactions, universal remote controls, the Z80 classic, and integrated embedded Flash microcontrollers will dovetail nicely with IXYS’ business. The working relationship would provide power customers with the added microcontroller product line, which becomes important for the new era of digital power management.

2.	Cooperate on cross selling opportunities globally.

IXYS is a multi-national company with a customer base that spans the globe. In contrast, ZiLOG’s European presence is very limited. Through a joint initiative, IXYS can introduce ZiLOG’s products to a broader international audience, comprised of high-margin industrial, medical and communications markets, while broadening its reach in the burgeoning consumer markets.

3.	Maximize marketing/sales efforts.

We believe that marketing and sales-focus management teams can work cooperatively to drive revenue growth for both companies.

4.	Develop new or specialized/custom products.

Utilizing best-of-breed resources from both companies will not only effectuate strong sales/revenue growth for each organization, but it will also accelerate R&D developments. A commitment to R&D is inherent in both organizations. Pooling resources would allow significant capital to be available for future product development.

5.	Increase profitability and growth for ZiLOG.

A major historical challenge for ZiLOG has been to maintain a steady pipeline of innovative products and grow its revenues, while keeping R&D and SG&A costs down as a percentage of revenue.
This list is not comprehensive. IXYS expects the relationship to evolve as market conditions and customer demands lead to future growth. Together, we have an exceptional opportunity to rapidly create further value for our shareholders, employees and customers through an expanded, global platform.
However, for this relationship to meet its potential, ZiLOG’s business model and product portfolio must remain intact. For the past six years, ZiLOG has offered customers a value-added product line, backed by technological accomplishments attributable to management and employees. We would like to see a continuation of this business strategy, as we believe it best promotes future growth in sales and the customer base. It would not be in the best interest of ZiLOG shareholders or employees to break up the company or sell any significant part of the business. We believe ZiLOG’s future success depends on this effective business model.
As a significant shareholder of ZiLOG, IXYS encourages ZiLOG’s management and Board of Directors to review IXYS’ business and engage in discussion and planning for mobilizing a cooperative plan.
Sincerely,
/s/ Nathan Zommer
Dr. Nathan Zommer
CEO and Chairman of the Board
IXYS Corporation